Exhibit 99.1

Click Holdings Limited

(Incorporated in the British Virgin Islands with limited liability)

Notice of 2026 General Meeting of Shareholders

To Be Held on June 30, 2026, at 10:30 a.m., local time

NOTICE IS HEREBY GIVEN THAT the general meeting (the “Meeting” or “GM”) of the shareholders of Click Holdings Limited (the “Company”) will be held at Unit 1709-11, 17/F, Tower 2, The Gateway, Harbour City, Kowloon, Hong Kong, on June 30, 2026, at 10:30 a.m., local time. Eligible shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting.

The purpose of the Meeting is as follows:

1.	by resolutions of members, to approve that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-four (4) and not more than one (1)-for-thirty (30) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board of Directors”) in its sole discretion within one year after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent or transfer agent of the Company (as the case may be) to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation (the “Share Consolidation Proposal”).

2.	by resolutions of members, to approve that subject to and conditional upon the passing of the resolutions in proposal 1 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the existing second amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation be and is hereby approved; (b) the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”) be and is hereby approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of the notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the subsequent board resolutions to be passed by the board of directors, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A; and (ii) updating the shareholder lists of the Company to reflect the Share Consolidation (the “Subsequent M&A Amendment Proposal”).

3.	by resolutions of members, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 2 (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business Hong Kong time on June 4, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the GM or any adjourned or postponed meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. The notice of GM includes a proxy card together with voting instruction. Holders of record of the Company’s Class A Ordinary Shares and Class B Ordinary Shares of no par value (collectively, the “Ordinary Shares”) at the close of business on the Record Date are entitled to vote at the GM and any adjourned or postponed meeting thereof.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are required to vote in accordance to the voting instruction (contained in the notice of the GM).

Holders of record of the Ordinary Shares as of the Record Date are cordially invited to attend the GM in person. Your vote is important. If you cannot attend the GM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: June 4, 2026

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Click Holdings Limited

General Meeting of Shareholders

June 30, 2026

10:30 a.m., local time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Click Holdings Limited (the “Company”) is soliciting proxies for the general meeting of shareholders (the “Meeting” or “GM”) of the Company to be held on June 30, 2026, at 10:30 a.m., local time. The Company will hold the Meeting at Unit 1709-11, 17/F, Tower 2, The Gateway, Harbour City, Kowloon, Hong Kong, which shareholders will be able to attend in person. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

Eligible shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in person. Beneficial shareholders who hold their Ordinary Shares (as defined below) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Only holders of the Class A Ordinary Shares and Class B Ordinary Shares of no par value of the Company (collectively, the “Ordinary Shares”) of record at the close of business on June 4, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Members present in person or by proxy holding not less than one-third of the issued Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A Ordinary Shares shall be entitled to one vote in respect of each Class A Ordinary Share held by such holder on the Record Date, and each holder of the Company’s Class B Ordinary Shares shall be entitled to twenty votes in respect of each Class B Ordinary Share held by such holder on the Record Date.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

The purpose of the Meeting is as follows:

1.	by resolutions of members, to approve that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-four (4) and not more than one (1)-for-thirty (30) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the board of directors of the Company (the “Board of Directors”) in its sole discretion within one year after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent or transfer agent of the Company (as the case may be) to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation (the “Share Consolidation Proposal”).

2.	by resolutions of members, to approve that subject to and conditional upon the passing of the resolutions in proposal 1 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the existing second amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation be and is hereby approved; (b) the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”) be and is hereby approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of the notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the subsequent board resolutions to be passed by the board of directors, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A; and (ii) updating the shareholder lists of the Company to reflect the Share Consolidation (the “Subsequent M&A Amendment Proposal”).

3.	by resolutions of members, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 2 (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” Proposals No. 1, 2, and 3.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are required to vote in accordance to the voting instruction (contained in the notice of the GM).

Holders of record of the Ordinary Shares as of the Record Date are cordially invited to attend the GM in person. Your vote is important. If you cannot attend the GM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible.

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PROPOSAL NO. 1

APPROVAL OF THE SHARE CONSOLIDATION PROPOSAL

The board of directors of the Company (the “Board of Directors”) approved, and directed that there be submitted to the shareholders of the Company to approve, by resolutions of members, that (a) the consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-four (4) and not more than one (1)-for-thirty (30) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact effective date to be determined by the Board of Directors in its sole discretion within one year after the date of passing of this resolution (the “Share Consolidation”), provided that no fractional share shall arise from the Share Consolidation, be and is hereby approved; (b) the rounding up of any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share be and is hereby approved; and (c) the Board of Directors be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board of Directors considers necessary or desirable to give effect to the Share Consolidation and the transactions contemplated thereunder, including determining the exact ratio within the Range and the exact effective date of the Share Consolidation and instructing the registered agent or the transfer agent of the Company (as the case may be) to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

The Share Consolidation must be passed by affirmative (“FOR”) votes of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Meeting. If the shareholders approve this proposal, the Board of Directors will have the authority to effect the Share Consolidation. However, the actual implementation is contingent upon Board of Directors’ discretion and final decision.

Purpose and effects of the Share Consolidation

The Company’s Class A Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “CLIK”. Among other requirements, the listing maintenance standards established by Nasdaq require the Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. The Board of Directors’ primary objective in proposing the Share Consolidation is to raise the per share trading price of the Class A Ordinary Shares. In particular, this will help us to maintain the listing of our Class A Ordinary Shares on Nasdaq.

As of the Record Date, we were in compliance with Nasdaq’s minimum bid price requirement. The Board of Directors believes that the proposed Share Consolidation is a potentially effective means for us to maintain compliance with the Minimum Bid Price Rule and to avoid, or at least mitigate, the likely adverse consequences of our Class A Ordinary Shares being delisted from Nasdaq by producing the immediate effect of increasing the bid price of our Class A Ordinary Shares.

In the event the Class A Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Class A Ordinary Shares would likely have a negative impact on the liquidity and market price of the Class A Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Class A Ordinary Shares, and (ii) the liquidity and marketability of the Class A Ordinary Shares. This could reduce the ability of holders of the Class A Ordinary Shares to purchase or sell Class A Ordinary Shares as quickly and as inexpensively as they have done historically. Furthermore, if the Class A Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Class A Ordinary Shares, which may cause the market price of the Class A Ordinary Shares to decline.

Trading of Ordinary Shares

When the Share Consolidation is implemented, the Class A Ordinary Shares will begin trading on a post-consolidation basis on the effective date to be determined by the Board of Directors and will be announced by press release by the Company (the “Effective Date”). In connection with the Share Consolidation, the CUSIP number of Class A Ordinary Shares (which is an identifier used by participants in the securities industry to identify Class A Ordinary Shares) will change.

Fractional Shares

Where the consolidation of existing Class A Ordinary Shares held by any one shareholder of the Company will result in a number which is not a whole number, the number of the consolidated Class A Ordinary Shares to be held by such shareholder following and as a result of the Share Consolidation shall be rounded up to the next whole number (and the Company shall issue such fraction of a consolidated Class A Ordinary Share as shall be necessary to achieve such whole number).

Authorized Shares and Adoption of New M&A

The Share Consolidation will affect the authorized shares of the Company under the second amended and restated memorandum and articles of association in effect at the time of Effective Date (the “Then Existing M&A”), and the Company will amend the Then Existing M&A and adopt the third amended and restated memorandum and articles of association to reflect the Share Consolidation.

Street Name Holders of Pre-Consolidation Class A Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding existing Class A Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding existing Class A Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates by shareholders is not required. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the Effective Date. New certificates will not be mailed to shareholders.

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THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE SHARE CONSOLIDATION PROPOSAL

PROPOSAL 2

THE SUBSEQUENT M&A AMENDMENT PROPOSAL

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by resolutions of members, that subject to and conditional upon the passing of Proposal 1 above in respect of the Share Consolidation, with effect from the effective date of the Share Consolidation, (a) the amendment of the existing second amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation be and is hereby approved; (b) the third amended and restated memorandum and articles of association of the Company (the “Third Amended M&A”) be and is hereby approved and adopted as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company; and (c) any one director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, including under seal where applicable, as he or she may consider necessary or desirable to give effect to the Third Amended M&A and the transactions contemplated thereunder and to attend to or instruct the registered agent or transfer agent (as the case may be) of the Company to attend to (i) the necessary filing of the notice of amendment and the Third Amended M&A together with a copy (or any necessary extract) of the resolutions of members to be passed by the shareholders of the Company at the Meeting and the subsequent board resolutions to be passed by the board of directors, with the Registry of Corporate Affairs of the British Virgin Islands (the “BVI Registrar”), and any further relevant filings with the BVI Registrar as may be required to effect the Third Amended M&A; and (ii) updating the shareholder lists of the Company to reflect the Share Consolidation.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE SUBSEQUENT M&A AMENDMENT PROPOSAL

PROPOSAL 3

THE ADJOURNMENT PROPOSAL

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company to approve, by resolutions of members, that the chairman of the general meeting be and is hereby directed to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 2 (the “Adjournment Proposal”). The Adjournment Proposal, if approved, will request the chairman of the General Meeting (who has agreed to act accordingly) to adjourn the General Meeting to a later date or dates, if necessary, to permit further solicitation and votes of proxies. The Adjournment Proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the General Meeting to approve the proposals 1 and 2 in this proxy statement. If the adjournment proposal is not approved by our shareholders, the chairman of the meeting has the power under the existing second amended and restated memorandum and articles to adjourn the General Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the General Meeting to approve the proposal.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

APPROVAL OF

THE ADJOURNMENT PROPOSAL

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OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: June 4, 2026

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